UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2007.
Commission File Number 001-13148
Durango Corporation
(Translation of registrant’s name into English)
Torre Corporativa Durango, Potasio 150, Ciudad Industrial, Durango, Durango, Mexico 34208
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

EXHIBITS
     The following exhibit is furnished with this document:

Exhibit 1.	Consolidated financial statements of Corporación Durango, S.A. de C.V. at December 31, 2006 and 2005 and for the three years ended December 31, 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORPORACION DURANGO, S.A. DE C.V.
Date: May 11, 2007	By:	/s/ Mayela Rincón de Velasco
		Name:	Mayela Rincón de Velasco
		Title:	Chief Financial Officer

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